Filed by Sorin S.p.A.

pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Companies: Sorin S.p.A., Cyberonics, Inc. and LivaNova PLC

Date: July 30, 2015

This filing relates to a proposed business combination involving

Sorin S.p.A., Cyberonics, Inc. and LivaNova PLC

(Subject Company Commission File No.: 000-19806;

Commission File No. for Registration Statement on Form S-4: 333-203510)

Press Release

SORIN GROUP ANNOUNCES RESULTS FOR THE SECOND QUARTER OF 2015

Consolidated results for the second quarter of 2015:

●	Revenues were €215.6 million, up 5.2% at comparable foreign exchange and 13.1% as reported compared to the second quarter of 2014;
●

Adjusted net profit[1] was €16.5 million, up 47.0% compared to €11.2 million in the second quarter of 2014, including a €1.6 million impact from New Ventures and a €1.8 million unfavorable foreign exchange effect.

Consolidated results for the first half of 2015:

●	Revenues were €405.0 million, up 3.0% at comparable foreign exchange and 10.4% as reported compared to the first half of 2014;
●

Adjusted net profit[1] was €24.2 million, up 8.1% compared to €22.4 million in the first half of 2014, including a €3.4 million impact from New Ventures and a €5.2 million unfavorable foreign exchange effect.

* * *

Milan, July 30, 2015 – At a meeting held today and chaired by Rosario Bifulco, the Sorin S.p.A. Board of Directors approved the results for the first half of 2015.

“Our second quarter revenues exceeded our expectations, supported by robust revenue growth from the Cardiac Surgery business unit, driven by strong momentum in all cardiopulmonary product segments, and solid results in Cardiac Rhythm Management. Adjusted net earnings were in line with our expectations taking into account our continued investments in growth initiatives,” said André-Michel Ballester, Sorin Group’s Chief Executive Officer. “We continue to make good headway towards the completion of our merger with Cyberonics and we are actively progressing the integration of the two companies” he added.

Results for the second quarter of 2015

In the second quarter of 2015, Sorin Group posted revenues of €215.6 million, up 5.2% at comparable foreign exchange and 13.1% as reported over the second quarter of 2014.

●

The Cardiac Surgery Business Unit (cardiopulmonary products for open heart surgery and heart valve repair or replacement products) reported revenues of €146.7 million, up 5.5%[2] compared to the second quarter of 2014. Heart-lung machines and autotransfusion systems

[1] Adjusted net profit: net profit before after-tax non-recurring income and expenses (special items) [2] At comparable exchange rates and perimeter recorded strong revenue growth in all major markets. The oxygenators segment continued to benefit from the roll-out of InspireTM in Europe, the US and Japan, as well as from a positive performance in emerging markets. Mechanical valves were broadly flat, with volume growth in emerging markets and Japan offset by the continued shift toward tissue valves in Europe and the US. The tissue valves business posted negative results primarily due to a weak performance in traditional valves in the US and to the temporary limitation in the production capacity for PercevalTM at Sorin’s Saluggia plant. The Company restored the full commercial availability of PercevalTM at the end of the second quarter of 2015.

During the second quarter of 2015, Sorin Group announced positive one-year data from a North American prospective trial of Freedom Solo stentless valve, demonstrating its remarkable safety and excellent clinical and hemodynamic performance. At the Congress of the European Society for Cardiovascular and Endovascular Surgery (ESCVS) new clinical data was also presented, demonstrating that Sorin’s proprietary Phospholipid Reduction Treatment (PRT™) technology for use with tissue heart valves significantly reduces calcium absorption to help enhance valve durability. Finally, in the second quarter, Sorin continued to achieve important milestones for its PercevalTM sutureless valve, including approval in Canada from Santé Health Canada and dedicated reimbursement status in Australia.

In July 2015, Sorin launched FlexThermTM, its ultimate generation of heating and cooling systems and latest addition to the HeartLinkTM System, the unique automatically integrated perfusion management system designed for improved patient outcomes, increased clinical efficacy and Goal-Directed Perfusion.

(Euro million)
	Q2 15 Revenues	Underlying growth %*

Heart-lung machines	33.8	11.9%

Oxygenators	60.3	7.5%

Autotransfusion machines and devices	18.5	7.8%

Mechanical Heart Valves	13.3	-0.7%

Tissue Heart Valves	16.8	-8.5%

Other	3.9	2.4%

Totale Cardiac Surgery	146.7	5.5%

           (*) For details, see the table entitled “Consolidated revenues by Business Units”

●

The Cardiac Rhythm Management Business Unit (implantable devices to manage cardiac rhythm disorders) reported revenues of €68.3 million, a 4.6%[3] increase compared to the second quarter of 2014. Low-voltage reported strong growth thanks to the performance of KORATM 100 in Japan and the initial launch of KORA 250 and the roll-out of REPLYTM 200 in Europe. High-voltage was impacted by the pricing environment, which remains challenging.

[3] At comparable exchange rates and perimeter

During the quarter, Sorin launched in Europe KORATM 250, the world’s smallest full body MRI (Magnetic Resonance Imaging) compatible pacemaker, equipped with the proprietary Automatic MRI mode and Sleep Apnea Monitoring.

(Euro million)
	Q2 15 Revenues	Underlying growth %*

High Voltage (defibrillators and CRT-D)	21.7	-4.9%

Low Voltage (pacemakers)	43.1	9.8%

Other	3.6	9.0%

Total Cardiac Rhythm Management	68.3	4.6%

             (*) For details, see the table entitled “Consolidated revenues by Business Units”

●

In New Ventures (new growth platforms in neurostimulation for heart failure and related co-morbidities and percutaneous mitral valve therapies), in the second quarter, Sorin continued the limited commercial launch of the Respicardia sleep apnea device in Europe, completed the enrollment for the first clinical study, VANGUARD, for heart failure patients and continued supporting the development of its internal and external programs, including its three percutaneous mitral ventures.

Gross profit in the second quarter of 2015 was €121.6 million, up 10.1% compared to €110.5 million in the second quarter of 2014. Due to a different country and product mix, gross margin went from 58.0% in the second quarter of 2014 to 56.4% in the second quarter of 2015.

Selling, General and Administrative (SG&A) expenses were €81.4 million, compared to €73.2 million in the second quarter of 2014. At constant foreign exchange rates, SG&A decreased by 1.2%.

Research and Development (R&D) expenses rose by 5.6% to €21.6 million (10.0% of revenues), compared to €20.4 million (10.7% of revenues) in the second quarter of 2014. In the quarter, R&D activity was primarily focused on the development of Platinium in Cardiac Rhythm Management and on the internal neurostimulation projects for heart failure.

EBITDA was €32.7 million (15.1% of revenues), up 14.3% compared to €28.6 million (15.0% of revenues) in the second quarter of 2014.

EBIT was €1.1 million compared to €15.8 million in the second quarter of 2014. EBIT before special items was €18.6 million, up 10.3% compared to €16.9 million in the second quarter of

2014. Special items, negative for €17.5 million, primarily included €16.6 million related to transaction expenses associated with the pending merger with Cyberonics.

Net financial charges were €2.2 million compared to €1.7 million in the second quarter of 2014. On a run-rate basis, the financial charges in the second quarter of 2015 improved by €0.4 million compared to the same period of 2014.

Net result was €2.1 million compared to €10.0 million in the second quarter of 2014.

Adjusted net result4 was €16.5 million, up 47.0% compared to €11.2 million in the second quarter of 2014. Adjusted net profit included a €1.6 million impact from New Ventures and reflected a €1.8 million unfavorable foreign exchange effect.

Net financial debt as of June 30, 2015 was €153.4 million compared to €163.9 million as of March 31, 2015 (€109.4 million as of June 30, 2014). Special items for the quarter were negative for €7.3 million (see details in attached table).

In the second quarter of 2015, the Company’s free cash flow5 was €17.8 million.

Results for the first half of 2015

In the first half of 2015, Sorin Group reported revenues of €405.0 million, a 3.0% increase at comparable foreign exchange rates and a 10.4% as reported over the first half of 2014.

Gross profit was €229.0 million (56.5% of revenues) up 6.6% compared to €214.8 million (58.6% of revenues) in the first half of 2014.

Selling, General and Administrative (SG&A) expenses were €156.5 million, compared to €142.4 million in the first half of 2014.

Research and development (R&D) expenses rose by 4.6% to €41.9 million (10.4% of revenues) compared to €40.1 million (10.9% of revenues) in the first half of 2014.

EBITDA was €57.3 million (14.2% of revenues) up 3.5% compared to €55.4million (15.1% of revenues) in the first half of 2014.

EBIT was €3.0 million compared to €30.1 million in first half of 2014. EBIT before special items was €30.5 million compared to €32.4 million in the first half of 2014.

Net financial charges were €5.3 million compared to €3.5 million in the same period of 2014.

4 Adjusted net result: net result before after-tax non-recurring income and expenses (special items)

5 Free cash flow: net profit + depreciation, amortization and writedowns ± Δ working capital – investments. This account is net of the impact of special items

Net profit was €0.6 million compared to €19.9 million in the first half of 2014.

Adjusted net profit6 was €24.2 million up 8.1% compared to €22.4 million in the first half of 2014. Adjusted net profit included a €3.4 million impact from New Ventures and reflected a €5.2 million unfavorable foreign exchange effect.

Net financial debt as of June 30, 2015 totalled €153.4 million.

In the first half of 2015 the Company’s free cash flow7 was €2.0 million.

Update on combination with Cyberonics

Sorin Group continues to reach important milestones in the proposed combination with Cyberonics Inc. (“Cyberonics”), including the overwhelming approval by Sorin’s shareholders of the cross-border merger of Sorin with and into LivaNova plc (formerly called Sand Holdco PLC or “HoldCo”), progress on the integration of the two companies, appointment of the LivaNova plc executive leadership team and the expiration of the creditors’ opposition period under Article 2503 of the Italian Civil Code.

As previously announced, the only creditor opposition received by Sorin during the above-mentioned time period was a claim by the Italian State’s Attorney of Milan, on behalf of the Italian Ministry of the Environment and other Italian public authorities. Sorin believes that the allegations made by the Italian State’s Attorney are without merit, and has commenced expedited proceedings to challenge the action brought by the Italian State’s Attorney. An initial hearing on the matter has been scheduled in the Civil Court of Milan for 17 August, 2015, and a decision by the Court is expected to be delivered promptly thereafter. Sorin continues to work with the relevant Italian authorities to facilitate their understanding of the structure of the pending transaction with Cyberonics in order to achieve a satisfactory resolution of the matter. Sorin remains hopeful that the objection can be resolved expeditiously and without delay on the expected closing timetable for the proposed transaction.

Update on Snia Litigation

Unrelated to the pending merger with Cyberonics, the period set out in Article 183 of the Italian Civil Code establishing the timetable for exchanging briefs has now expired in the proceedings previously brought by Snia S.p.A. (in extraordinary administration) and the Italian Ministry of the Environment and other Italian public authorities pertaining to alleged environmental liabilities to be imposed on Sorin. Regarding the same matter, on 28 July, 2015, Sorin received a copy of an administrative order issued by the Italian Ministry of the Environment to multiple parties to the various proceedings related to such alleged environmental liabilities, including Sorin, directing

6 Adjusted net profit: net profit before the after-tax non-recurring income and expenses (special items)

7 Free cash flow: net profit + depreciation, amortization and writedowns ± Δ working capital – investments. This account is net of the impact of special items them to promptly commence environmental remediation efforts at the affected sites. Sorin expects to file imminently a response brief outlining Sorin’s objection to such order and seeking to have execution of the order stayed.

Guidance

For full year 20158, the Company expects the legacy Sorin business to grow revenues by approximately 3% at comparable exchange rates, driven by strong momentum in Cardiac Surgery, partially offset by a weaker performance in Cardiac Rhythm Management.

In light of the upcoming proposed merger with Cyberonics, Inc., the Company has decided to discontinue its full year 2015 profit guidance. The guidance issued in February 2015 related to Sorin as a stand-alone company without considering the effects of the merger, including one-off costs (both merger related and restructuring), potential synergies and the impact of strategic or operating decisions that may be taken following closing of the merger which are expected to differ substantially from decisions that would have been taken by Sorin as a stand-alone company. Given that, the Company no longer considers this to be useful information for holders of Sorin’s shares.

* * *

The corporate officer responsible for the company’s financial reports, Demetrio Mauro, declares, pursuant to Paragraph 2 of Article 154-bis of the Consolidated Law on Finance that the accounting information contained in this press release corresponds to the documented results and the accounting books and records.

* * *

In addition to the conventional indicators recommended by the IFRS, this press release provides alternative performance indicators. These indicators should not be considered as replacements for the conventional indicators recommended by the IFRS, but rather as an additional source of information, representative of the income statement, balance sheet and financial position parameters used internally in the decision-making process. An explanation of the meaning and structure of these alternative performance indicators is provided in the Annual Report as of December 31, 2014.

* * *

About Sorin Group

Sorin Group (Reuters Code: SORN.MI), is a global medical device company and a leader in the treatment of cardiovascular diseases. The Company develops, manufactures and markets medical technologies for cardiac surgery and for the treatment of cardiac rhythm disorders. With 3,900 employees worldwide, the Company focuses on two major therapeutic areas: Cardiac Surgery (cardiopulmonary products for open heart surgery and heart valve repair or replacement products) and Cardiac Rhythm Management (pacemakers, defibrillators, cardiac resynchronization devices). Every year, over one million patients are treated with Sorin Group devices in more than 80 countries.

Important Information for Investors

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a

8 See press release dated February 11, 2015

prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended (the “Securities Act”), and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. This communication does not represent a public offering in Italy, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended.

LivaNova plc (“HoldCo”) has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of Cyberonics, Inc. (“Cyberonics”) that also constitutes a preliminary prospectus of HoldCo (the “proxy statement/prospectus”). A definitive proxy statement/prospectus will be delivered as required by applicable law after the registration statement on Form S-4 is declared effective by the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SORIN S.P.A. (“SORIN”), CYBERONICS, HOLDCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and shareholders are able to obtain free copies of the definitive proxy statement/prospectus (once it becomes available) and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC (1) on Cyberonics’ website at www.cyberonics.com within the “Investor Relations” section or by contacting Cyberonics’ Investor Relations through its website at www.cyberonics.com (for documents to be made available to Cyberonics shareholders) or (2) on Sorin’s website at www.sorin.com (for documents to be made available to Sorin shareholders).

The release, publication or distribution of this press release in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

Italian CONSOB Regulation No. 11971 of May 14, 1999

Prior to the extraordinary meeting of Sorin shareholders, Sorin has voluntarily made available an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 14, 1999, as amended), in accordance with applicable terms.

Italian CONSOB Regulation No. 17221 of March 10, 2010

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), HoldCo is a related party of Sorin, being a wholly owned subsidiary of Sorin. The merger agreement providing for the terms and conditions of the transaction, which exceeds the thresholds for “significant transactions” pursuant to the Regulation, was approved unanimously by the board of directors of Sorin. The merger agreement and the merger of Sorin into HoldCo are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 13.1.(v) of the “Procedura per operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by Sorin on October 26, 2010 and published on its website (www.sorin.com). Pursuant to this exemption, Sorin has not and will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation.

Participants in the Distribution

Sorin, Cyberonics and HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cyberonics with respect to the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies from the shareholders of Cyberonics in connection with the proposed transactions, including a description of their direct or indirect interests, on account of security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding Cyberonics’s directors and executive officers is contained in Cyberonics’s Annual Report on Form 10-K for the year ended on April 24, 2015, as amended, which has been filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act) concerning Cyberonics, Sorin, HoldCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise. They are based on current beliefs of the management of Cyberonics, Sorin, and HoldCo as well as assumptions made by, and information currently available to, such management, and therefore, you are cautioned not to place undue reliance on them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. None of Cyberonics, Sorin or HoldCo undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the medical device industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the applicable safe harbor provisions of the Exchange Act and the Securities Act described above. Factors that could cause actual results to differ materially from those in the forward-looking statements include the failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise, or the requirement to accept conditions that could reduce the anticipated benefits of the proposed transactions as a condition to obtaining regulatory approvals; the failure to satisfy other closing conditions to the proposed transactions; the length of time necessary to consummate the proposed transactions, which may be longer than anticipated for various reasons; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; the inability of Cyberonics, Sorin, and HoldCo to meet expectations regarding the timing, completion and accounting and tax treatments with respect to the proposed transactions; risks relating to unanticipated costs of integration, including operating costs, customer loss or business disruption being greater than expected; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; the ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; the ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks to the industries in which Cyberonics and Sorin operate that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Cyberonics and HoldCo and the analogous section from Sorin’s annual reports and other documents filed from time to time with the Italian financial market regulator (CONSOB) by Sorin; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Cyberonics’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC by Cyberonics and HoldCo and those described in Sorin’s annual reports, registration documents and other documents filed from time to time with CONSOB by Sorin. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Sorin share or Cyberonics share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per Sorin share or Cyberonics share, as applicable. None of Cyberonics, Sorin and HoldCo gives any assurance (1) that any of Cyberonics, Sorin or HoldCo will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

For more information, please refer to www.sorin.com or contact:

Gabriele Mazzoletti Director, Corporate Communications Sorin Group Tel: +39 02 69969785 Mobile: +39 348 9792201 e-mail: corporate.communication@sorin.com	Francesca Rambaudi Director, Investor Relations Sorin Group Tel: +39 02 69969716 e-mail: investor.relations@sorin.com

    SORIN GROUP

    CONSOLIDATED REVENUES BY BUSINESS UNIT - Q2 2015

    Cardiac Surgery

(Euro million)	Q2		Reported Growth %	Q2 2015 Adjusted		Q2 2014 Adjusted			Underlying Growth %
	2015	2014		Change in perimeter	Underlying sales	Change in perimeter	FX impact	Underlying sales
Heart-lung machines	33.8	27.0	+25.0%	-	33.8	-	3.2	30.2	+11.9%
Oxygenators	60.3	51.6	+17.0%	-	60.3	-	4.5	56.1	+7.5%
Autotransfusion machines and devices	18.5	15.7	+18.2%	-	18.5	-	1.5	17.2	+7.8%
Mechanical heart valves	13.3	12.2	+9.0%	-	13.3	-	1.2	13.4	-0.7%
Tissue heart valves	16.8	17.1	-1.7%	-	16.8	-	1.3	18.3	-8.5%
Other	3.9	3.3	+19.6%	-	3.9	-	0.6	3.9	+2.4%
Total	146.7	126.8	+15.6%	-	146.7	-	12.2	139.1	+5.5%
Cardiac Rhythm Management
(Euro million)	Q2		Reported Growth %	Q2 2015 Adjusted		Q2 2014 Adjusted			Underlying Growth %
	2015	2014		Change in perimeter	Underlying sales	Change in perimeter	FX impact	Underlying sales
High Voltage (defibrillators, CRT-D)	21.7	21.7	-0.2%	-	21.7	-	1.1	22.8	-4.9%
Low Voltage (pacemaker)	43.1	38.2	+12.6%	-	43.1	-	1.0	39.2	+9.8%
Other	3.6	3.2	+12.2%	-	3.6	-	0.1	3.3	+9.0%
Total	68.3	63.2	+8.2%	-	68.3	-	2.2	65.3	+4.6%

    SORIN GROUP

    CONSOLIDATED REVENUES BY BUSINESS UNIT - H1 2015

    Cardiac Surgery

(Euro million)	H1		Reported Growth %	H1 2015 Adjusted		H1 2014 Adjusted			Underlying Growth %
	2015	2014		Change in perimeter	Underlying sales	Change in perimeter	FX impact	Underlying sales
Heart-lung machines	57.9	48.2	+20.1%	-	57.9	-	5.4	53.6	+8.0%
Oxygenators	113.7	100.5	+13.1%	-	113.7	-	8.5	109.0	+4.3%
Autotransfusion machines and devices	35.7	30.6	+16.4%	-	35.7	-	2.8	33.4	+6.8%
Mechanical heart valves	25.6	24.0	+6.5%	-	25.6	-	2.4	26.4	-3.2%
Tissue heart valves	32.7	32.7	-0.1%	-	32.7	-	2.3	35.0	-6.7%
Other	7.4	6.1	+21.4%	-	7.4	-	1.1	7.3	+2.2%
Total	272.9	242.2	+12.7%	-	272.9	-	22.5	264.7	+3.1%
Cardiac Rhythm Management
(Euro million)	H1		Reported Growth %	H1 2015 Adjusted		H1 2014 Adjusted			Underlying Growth %
	2015	2014		Change in perimeter	Underlying sales	Change in perimeter	FX impact	Underlying sales
High Voltage (defibrillators, CRT-D)	42.4	43.7	-3.0%	-	42.4	-	1.8	45.5	-6.9%
Low Voltage (pacemaker)	81.7	73.4	+11.2%	-	81.7	-	1.9	75.4	+8.4%
Other	6.8	6.3	+7.4%	-	6.8	-	0.1	6.4	+4.9%
Total	130.8	123.4	+6.0%	-	130.8	-	3.9	127.3	+2.7%

SORIN GROUP

CONSOLIDATED INCOME STATEMENT (by function/destination)

(Euro million)	Q2%			H1%
	2015	2014	Change	2015	2014	Change
Net Revenues	215.6	190.6	+13.1%	405.0	366.9	+10.4%
Cost of Product sold	(94.0)	(80.1)	+17.4%	(176.1)	(152.1)	+15.8%
Gross Profit	121.6	110.5	+10.1%	229.0	214.8	+6.6%
% of net revenues	56.4%	58.0%		56.5%	58.6%
Selling, General & Administrative expenses	(81.4)	(73.2)	+11.3%	(156.5)	(142.4)	+9.9%
% of net revenues	(37.8%)	(38.4%)		(38.6%)	(38.8%)
Research and Development costs	(21.6)	(20.4)	+5.6%	(41.9)	(40.1)	+4.6%
% of net revenues	(10.0%)	(10.7%)		(10.4%)	(10.9%)
Special items	(17.5)	(1.1)	n.m.	(27.5)	(2.3)	n.m.
EBIT	1.1	15.8	-92.9%	3.0	30.1	-90.0%
% of net revenues	0.5%	8.3%		0.7%	8.2%
Financial income (expenses)	(2.2)	(1.7)	+29.7%	(5.3)	(3.5)	+50.6%
Income from ( expenses on) investments in affiliate and in other companies	(2.2)	(0.8)	+180.6%	(3.9)	(1.3)	+194.2%
Income taxes	5.4	(3.3)	n.m.	6.8	(5.3)	n.m.
Net profit	2.1	10.0	-79.2%	0.6	19.9	-96.9%
% of net revenues	1.0%	5.2%		0.2%	5.4%
EBITDA	32.7	28.6	+14.3%	57.3	55.4	+3.5%
% of net revenues	15.1%	15.0%		14.2%	15.1%
EBIT before special items	18.6	16.9	+10.3%	30.5	32.4	-5.6%
% of net revenues	8.6%	8.9%		7.5%	8.8%
Adjusted Net profit	16.5	11.2	+47.0%	24.2	22.4	+8.1%
% of net revenues	7.6%	5.9%		6.0%	6.1%

SORIN GROUP

SPECIAL ITEMS IMPACT ON NET PROFIT

(Euro million)		Q2		H1
		2015	2014	2015	2014
Net profit		2.1	10.0	0.6	19.9
Special items income /(charges):
•	Litigations	(0.7)	(0.3)	(1.3)	(0.7)
•	Business development expenses	(0.2)	(0.4)	(0.3)	(0.9)
•	Merger-related costs	(16.6)	--	(22.7)	--
•	Valuation of provision for employee benefits	(0.2)	(0.1)	(0.2)	(0.1)
•	Restructuring	(1.0)	(0.0)	(3.0)	(0.1)
•	Income/expenses related to the earthquake	1.8	(0.1)	1.7	(0.4)
•	Others	(0.8)	(0.1)	(1.9)	(0.1)
•	Charges for overhedging foreign exchange risks	--	--	(0.8)	--
•	Income from ( expenses on) investments inaffiliate and in other companies (business dev.)	(2.2)	(0.6)	(3.9)	(1.1) (**)
Total special items		(19.7)	(1.7)	(32.3)	(3.4)
Taxes (*)		5.3	0.5	8.7	0.9
Adjusted Net profit		16.5	11.2	24.2	22.4

(*) Estimated by applying an average rate equal to 27% , regardless of all special items

(**) Item added to what was presented in Q2 2014 and H1 2014 for the purpose of consistency of the representation

SORIN GROUP

NET FINANCIAL DEBT

31.12.2014	(Euro million)	30.06.2015	31.03.2015	Change (*)
	Non current financial assets
-	- Assets from financial derivatives	-	-	--
0.2	- Other current financial assets	0.2	0.2	--
	Current financial assets
1.2	- Assets from financial derivatives	0.5	-	+0.5
7.1	- Other current financial assets	7.8	7.9	-0.1
21.1	- Cash and cash equivalents	15.1	16.1	-1.0
29.5	Total financial assets	23.5	24.2	-0.6
	Non current financial liabilities
(2.2)	- Liabilities from financial derivatives	(2.6)	(3.2)	-0.6
(114.1)	- Other non current financial liabilities	(114.1)	(124.4)	-10.3
	Current financial liabilities
(1.3)	- Liabilities from financial derivatives	(1.4)	(6.3)	-4.9
(36.3)	- Other current financial liabilities	(58.9)	(54.2)	+4.7
(153.9)	Total financial liabilities	(177.0)	(188.1)	-11.1
(124.4)	Net financial debt	(153.4)	(163.9)	-10.5
(8.3)	- current portion	(36.9)	(36.5)	+0.4
(116.1)	- non-current portion	(116.5)	(127.4)	-10.9

(*) Change in absolute value

NET FINANCIAL DEBT - MATURITY PROFILE

(Euro million)	2015 H2	2016	2,017.0 654.7	2018 and beyond	TOTAL
EIB loan	(8.3)	(16.7)	(16.7)	(58.2)	(99.9)
Medium-long term loan	(2.8)	(3.6)	(21.4)	(6.1)	(34.0)
Factoring with recourse	(2.0)	-	-	-	(2.0)
Other short term debt	(37.2)	-	-	-	(37.2)
Net (payables) receivables on derivatives	(0.9)	-	-	(2.5)	(3.4)
Other financial assets	7.8	-	-	0.2	7.9
Cash and cash equivalents	15.1	-	-	-	15.1
Total	(28.3)	(20.3)	(38.1)	(66.7)	(153.4)
Average duration (years)	2.4

SORIN GROUP

NET FINANCIAL DEBT - IMPACT OF SPECIAL ITEMS

(Euro million)	Change	Change
	Decrease /	Decrease /
	(Increase)	(Increase)
	12 months	3 months
Net financial debt at the beginning of the period	(109.4)	(163.9)
Net financial debt at the end of the period	(153.4)	(153.4)
Change	(44.0)	10.5
Special items (cash out) / cash in
• Factoring w/o recourse	(2.1)	1.0
• Restructuring charges	(3.9)	(0.8)
• Business development activities	(34.4)	(1.4)
• Merger-related costs	(11.1)	(10.9)
• Buyback of Sorin shares	(5.1)	--
• Impact of fair value of hedging portfolio	(6.0)	5.3
• Litigations/Settlements/Others	(2.6)	(0.6)
Total special items	(65.2)	(7.3)
Change in net financial debt before special items (Free cash flow)	21.2	17.8

SORIN GROUP

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30.06.2014	(Euro million)	30.06.2015	31.12.2014	Change (*)
123.7	• Property, plant and equipment	136.7	134.2	+2.6
401.2	• Goodwill and other intangibles	431.3	421.1	+10.2
35.5	• Equity investments in affiliates and other companies	59.4	52.4	+7.1
560.4	Capital invested in non-current assets	627.5	607.7	+19.9
144.5	• Inventories	148.1	146.1	+2.0
171.0	• Trade accounts receivable	202.9	175.0	+27.9
(101.4)	• Trade accounts payable	(111.5)	(109.3)	+2.2
(31.9)	• Other assets (liabilities)	(22.5)	(19.1)	+3.4
182.3	Working capital	216.9	192.7	+24.3
(26.2)	• Provision for employee severance indemnities and other employee-benefit provisions	(29.1)	(29.7)	-0.6
(7.6)	• Provisions for risks and charges	(7.2)	(6.4)	+0.8
708.9	Net invested capital	808.2	764.2	+43.9
599.5	Shareholders’ equity	654.7	639.8	+14.9
(109.4)	Net indebtedness	(153.4)	(124.4)	+29.0

 (*) Change in absolute value